SNIPP INTERACTIVE INC.

530 Richmond St West, Rear Lower Level

Toronto, Ontario M5V 1K4

Date: September 20, 2018

RE: Meeting of the shareholders of Snipp Interactive Inc. to be held on October 26, 2018 (the “Meeting”)

I Jaisun Garcha, the CFO of (Issuer name) hereby certify that:

(a)

arrangements have been made to have proxy related materials for the Meeting sent in compliance with National Instrument 54-101 (the “Instrument”), to all beneficial owners at least 21 days before the date fixed for the Meeting;

(b)

arrangements have been made to carry out all of the requirements of the Instrument in addition to those described in subparagraph (a) and

(c)

[Issuer name] is relying on section 2.20 of the Instrument to abridge the time prescribed in subsection 2.5(1) of the Instrument.

“Jaisun Garcha”
CFO